JPMORGAN EXCHANGE TRADED FUND TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

October 2, 2018

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Exchange Traded Fund Trust (the “Trust”); File Nos. 333-191837; 811- 22903

Post-Effective Amendment No. 197

Dear Ms. Lithotomos:

This letter is in response to the comments you provided telephonically on September 13, 2018 with respect to the filing related to the JPMorgan Core Plus Bond ETF, the JPMorgan Inflation Managed Bond ETF, the JPMorgan Ultra-Short Municipal ETF, the JPMorgan Municipal ETF and the JPMorgan Income Builder Blend ETF (each a “Fund” and together, the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in filings made pursuant to Rule 485(b) under the Securities Act of 1933 (each a “485(b) Amendment”). Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Registration Statement.

PROSPECTUS COMMENTS – ALL FUNDS

1.	Comment: Please confirm that the operation of the Funds is permitted under the Trust’s exemptive orders.

Response: The Trust confirms that the operation of the Funds is permitted under the Trust’s exemptive orders.

2.	Comment: Please update the series information on EDGAR with each Fund’s ticker.

Response: The update will be made prior to the launch of the Funds.

3.

Comment: Please advise supplementally whether each Fund has received relief pursuant to Rule 19b-4 under the Securities Act of 1934 (“19b-4 relief”) or explain why a Fund is not required to obtain 19b-4 relief.

Response: Relief for the JPMorgan Income Builder Blend ETF is not required because the Fund has determined that it is eligible for listing on the NYSE Arca, Inc. pursuant to NYSE Arca Equities Rule 8.600-E, which sets forth generic listing standards for actively managed exchange-traded funds. The JPMorgan Ultra-Short Municipal ETF, JPMorgan Municipal ETF, JPMorgan Core Plus Bond ETF and JPMorgan Inflation Managed Bond ETF are currently in the process of obtaining 19b-4 relief.

4.	Comment: Please provide completed fee and expense tables for the Funds to the staff prior to the effectiveness of each 485(b) Amendment.

Response: The completed fee and expense tables will be provided to the SEC staff prior to the effectiveness of each 485(b) Amendment.

5.

Comment: Footnote 2 to the fee table for each Fund states that the Fund’s adviser and/or its affiliates (collectively, the “Service Providers”) have contractually agreed to waive and/or reimburse expenses in certain instances. If the Service Providers have the ability to terminate the fee waiver agreement or to recoup any such waivers and/or expense reimbursements, please add appropriate disclosure to the footnote disclosing these facts.

Response: The Trust hereby confirms that the Service Providers do not have the ability to terminate the fee waiver agreement before its termination date. The Trust also confirms that the Service Providers do not have the ability to recoup any such waivers and/or expense reimbursements made pursuant to and in accordance with such contract.

6.	Comment: Please consider adding disclosure regarding each Fund’s ability to invest in affiliated money market funds to each Fund’s Principal Investment Strategy section.

Response: The requested disclosure will be added where applicable.

7.	Comment: Please confirm that the numbers in the expense example will reflect the fee waivers in place.

Response: The Trust confirms that the numbers used in the expense examples will reflect the fee waivers in place.

8.	Comment: Please advise how derivatives will be valued for purposes of determining a Fund’s compliance with its 80% Policy.

Response: Derivatives are not included in the numerator for purposes of determining a Fund’s compliance with its 80% Policy.

9.	Comment: Please consider adding “New Fund Risk” in the “Main Risks” section of each Fund.

Response: The Funds have considered this comment and note that the section “Additional Information About the Fund’s Investment Strategies” includes disclosure regarding the risks associated with new or smaller funds. Accordingly, the Funds do not believe that a separate “New Fund Risk” is necessary. Each Fund’s prospectus also contains other disclosure usually associated with “New Fund Risk” disclosure, including, among other things, disclosure that an active trading market may not develop for Fund Shares (“ETF Shares Trading Risk”) and disclosure that Fund Shares may be delisted under certain circumstances (“Authorized Participant Concentration Risk”).

10.	Comment: Where applicable, please disclose in each Fund’s “Main Investment Strategies” section that the Fund will invest in privately placed securities.

Response: The requested disclosure will be added where applicable.

11.	Comment: Please consider including the following disclosure in the risks associated with investments in ETFs and liquidity risks.

(1) In stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the market for the ETF’s underlying portfolio holdings; and (2) This adverse effect on liquidity in the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: Each Fund respectfully submits that the material risks associated with a Fund investing in ETFs are included in the prospectus. In this regard, there is extensive disclosure about risks associated with trading of ETF shares, including the possibility of premiums and discounts during times of market volatility, under the headings “ETF Shares Trading Risk” and “Market Trading Risk” in the prospectus.

12.

Comment: Please consider disclosing how (a) the IIV is calculated (i.e., whether the IIV is based on the index, on the portfolio or on the basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes). Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk.

Response: Disclosure regarding the Exchange’s dissemination of IIV is included in the Prospectus section titled “Pricing Shares.” We respectfully decline to include additional disclosure about how the IIV is calculated because we believe the current disclosure adequately describes the limitations associated with the IIV and additional disclosure is not required by Form N-1A

13.

Comment: Please consider disclosing that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: Each Fund respectfully submits that its current disclosure appropriately addresses this point. Each prospectus contains the following risk disclosure in the Fund summary, with similar disclosure in the Item 9 risk disclosure:

“The securities held by the Fund may be traded in markets that close at a different time than the Exchange. Liquidity in those securities may be reduced after the applicable closing times. Accordingly, during the time when the Exchange is open but after the applicable market closing, fixing or settlement times, bid-ask spreads on the Exchange and the corresponding premium or discount to the Shares’ NAV may widen.”

14.

Comment: In the “Portfolio Managers” section of each Fund’s prospectus, please ensure that the date that each portfolio manager began managing the Fund is listed, rather than stating, where applicable, that the portfolio manager has managed the Fund “since inception.”

Response: The requested change has been made.

JPMorgan Core Plus Bond ETF Specific Comments:

15.	Comment: Please indicate what is meant by “a significant portion” in the fifth paragraph of the Fund’s Principal Investment Strategy section.

Response: The use of “a significant portion” is to convey to investors that the Fund does not have a percentage limitation on investment in mortgage-related and mortgage-backed securities.

16.	Comment: Please consider adding the heading “No Active Trading Market” to the “High Yield Securities and Loan Risk” disclosure.

Response: The Fund respectfully declines to add the heading. The risk disclosure currently states that potential illiquidity is a risk of investments in high yield securities and loans.

17.

Comment: If the Fund will concentrate its investments in a specific industry or sector at launch, please note this fact in the principal investment strategies section and disclose the risks of concentration.

Response: The Fund does not have a current intention to concentrate in a specific industry or sector.

JPMorgan Income Builder Blend ETF Specific Comments:

18.	Comment: Please confirm that you have added disclosure discussing the conflicts of interest present due the Fund’s planned investment in affiliated ETFs.

Response: The Fund has added additional risk disclosure (“Investments in Affiliated ETFs Risk”), as well as modified the disclosure in the “Conflicts of Interest” section to address the conflicts of interest that result from the Fund’s planned investment in affiliated ETFs.

19.	Comment: Please confirm that shareholder approval would be sought prior to changing the Fund’s concentration policy.

Response: The Fund confirms that shareholder approval would be sought prior to a change in the Fund’s concentration policy.

JPMorgan Municipal ETF Specific Comments:

20.

Comment: The main investment strategy section indicates that municipal securities in which the Fund may invest include, “but are not limited to” certain types of securities. Please specify the other types of securities that are included and delete the “not limited to” language.

Response: The words “not limited to” will be deleted. All of the principal types of investments are listed in the Fund summary.

21.	Comment: Please consider adding language stating that the market for municipal junk bonds is small and relatively less liquid than taxable junk bonds.

Response: The requested change will be made.

22.	Comment: Please consider adding language stating that the Fund is subject to AMT Risk in the Principal Investment Strategy section.

Response: The Fund will not be investing in securities the interest on which may be subject to the AMT as a principal investment strategy. The current AMT risk disclosure will be moved to the “Additional Investment Strategies” section and the “Additional Risks” section.

JPMorgan Ultra-Short Municipal ETF Specific Comments:

23.	Comment: Please confirm that the disclosure discusses the Fund’s average weighted maturity.

Response: The Fund confirms that the disclosure states that the Fund has an average weighted maturity of two years or less.

24.	Comment: In the Fund’s Investment Objective, please clarify whether AMT is included in the definition of “Federal Income Tax.”

Response: The Fund does include AMT in the definition of “Federal Income Tax.” The Investment Objective states that the Fund seeks “a high level of current income exempt from federal income tax,” leaving open the Fund’s ability to seek current income that is not exempt from federal income tax, which includes AMT.

25.	Comment: Please confirm that “Ultra-Short” in the Fund’s name signifies an average-weighted maturity of two years or less.

Response: The Fund confirms that the use of “Ultra-Short” in the Fund’s name signifies an average weighted maturity of two years or less.

SAI COMMENTS – ALL FUNDS

26.	Comment: Please confirm that the definition of “Emerging Markets” is included in the SAI.

Response: The Funds confirm that the definition of “Emerging Markets” is included in the SAI.

27.	Comment: Please confirm that the definition of “CPI-U” is included in the SAI.

Response: The Funds confirm that the definition of “CPI-U” is included in the SAI.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 270-6803.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch

Zachary Vonnegut-Gabovitch

Assistant Secretary